UNITED STATES OF AMERICA
before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 73309 / October 7, 2014

Admin. Proc. File No. 3-15953

In the Matter of

CATALYST GROUP HOLDINGS CORP.,
DYNASTY CAPITAL, INC.,
LAS VEGAS GAMING, INC.,
MIDWEST BANC HOLDINGS, INC.,
NORTHTECH INDUSTRIES, INC.,
TACTICAL AIR DEFENSE SERVICES, INC.,
TAMALPAIS BANCORP, AND
UNITED WESTERN BANCORP, INC.

NOTICE THAT INITIAL DECISION HAS BECOME FINAL

      The time for filing a petition for review of the initial decision in this proceeding has
expired. No such petition has been filed by Catalyst Group Holdings Corp., Dynasty Capital,
Inc., Las Vegas Gaming, Inc., Midwest Banc Holdings, Inc., Northtech Industries, Inc., Tactical
Air Defense Services, Inc., Tamalpais Bancorp, or United Western Bancorp, Inc., and the
Commission has not chosen to review the decision on its own initiative.

      Accordingly, notice is hereby given, pursuant to Rule 360(d) of the Commission's Rules
of Practice,[1] that the initial decision of the administrative law judge[2] has become the final
decision of the Commission with respect to Catalyst Group Holdings Corp., Dynasty Capital,
Inc., Las Vegas Gaming, Inc., Midwest Banc Holdings, Inc., Northtech Industries, Inc., Tactical

---

[1]   17 C.F.R. ' 201.360(d).

[2]   *Catalyst Group Holdings Corp., Dynasty Capital, Inc., Las Vegas Gaming, Inc., Midwest
Banc Holdings, Inc., Northtech Indus., Inc., Tactical Air Def. Servs., Inc., Tamalpais Bancorp,
and United W. Bancorp, Inc.,* Initial Decision Rel. No. 650 (Aug. 5, 2014), 109 SEC Docket 10,
2014 WL 3835768. The stock symbol and Central Key Index numbers are: 1444703 for
Catalyst Group Holdings Corp.; 1451644 for Dynasty Capital, Inc.; 1103993 for Las Vegas
Gaming, Inc.; 1051379 for Midwest Banc Holdings, Inc.; 1482728 for Northtech Industries, Inc.;
1077915 for Tactical Air Defense Services, Inc.; 1099980 for Tamalpais Bancorp; and UWBKQ
and 944725 for United Western Bancorp, Inc.

Air Defense Services, Inc., Tamalpais Bancorp, and United Western Bancorp, Inc. The initial decision ordered that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registrations of each class of registered securities of Catalyst Group Holdings Corp., Dynasty Capital, Inc., Las Vegas Gaming, Inc., Midwest Banc Holdings, Inc., Northtech Industries, Inc., Tactical Air Defense Services, Inc., Tamalpais Bancorp, and United Western Bancorp, Inc., are hereby revoked.

For the Commission, by the Office of the General Counsel, pursuant to delegated authority.

Brent J. Fields
Secretary

INITIAL DECISION RELEASE NO. 650
ADMINISTRATIVE PROCEEDING
File No. 3-15953

UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

In the Matter of CATALYST GROUP HOLDINGS CORP., DYNASTY CAPITAL, INC., LAS VEGAS GAMING, INC., MIDWEST BANC HOLDINGS, INC., NORTHTECH INDUSTRIES, INC., TACTICAL AIR DEFENSE SERVICES, INC., TAMALPAIS BANCORP, AND UNITED WESTERN BANCORP, INC.	INITIAL DECISION OF DEFAULT August 5, 2014

APPEARANCE: Neil J. Welch, Jr., for the Division of Enforcement, Securities and Exchange Commission

BEFORE: Cameron Elliot, Administrative Law Judge

SUMMARY

This Initial Decision revokes the registrations of Respondents' registered securities. The revocations are based on Respondents' failure to timely file required periodic reports with the Securities and Exchange Commission (Commission).

INTRODUCTION

On July 1, 2014, the Commission initiated this proceeding with an Order Instituting Administrative Proceedings (OIP), pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act). The OIP alleges that Respondents each have a class of securities registered with the Commission pursuant to Exchange Act Section 12(g) and have repeatedly failed to file timely periodic reports with the Commission, in violation of Exchange Act Section 13(a) and Rules 13a-1 and/or 13a-13 thereunder. Respondents were served with the OIP by July 3, 2014, in accordance with Commission Rule of Practice (Rule) 141(a)(2)(ii), 17 C.F.R. § 201.141(a)(2)(ii). Catalyst Grp. Holdings Corp., Admin. Proc. Rulings Release No. 1619, 2014 SEC LEXIS 2540 (July 17, 2014). Respondents' Answers were due by July 16, 2014. Id. On July 17, 2014, I ordered Respondents to show cause by July 28, 2014, why the registrations of their securities should not be revoked by default due to their failure to file Answers or otherwise defend this proceeding; and I warned that any Respondent that failed to respond to the Order to Show Cause would be deemed in default, the

proceeding would be determined against it, and the registration of its securities would be revoked. Id.
To date, no Respondent has filed an Answer or responded to the Order to Show Cause.

FINDINGS OF FACT

Respondents are in default for failing to file Answers or otherwise defend the proceeding. See
OIP at 4; 17 C.F.R. §§ 201.155(a)(2), .220(f). Accordingly, as authorized by Rule 155(a), I find the
following allegations in the OIP to be true.

Catalyst Group Holdings Corp., Central Index Key (CIK) No. 1444703, is a void Delaware
corporation located in San Jose, California, with a class of securities registered with the Commission
pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the
Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended May
31, 2010, which reported a net loss of $152,903 for the prior nine months.

Dynasty Capital, Inc., CIK No. 1451644, is a delinquent Colorado corporation located in
Morrison, Colorado, with a class of securities registered with the Commission pursuant to Exchange
Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not
filed any periodic reports since it filed a Form 10-Q for the period ended March 31, 2010, which
reported a net loss of $48,340 since its May 29, 2008, inception.

Las Vegas Gaming, Inc., CIK No. 1103993, is a revoked Nevada corporation located in Las
Vegas, Nevada, with a class of securities registered with the Commission pursuant to Exchange Act
Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed
any periodic reports since it filed a Form 10-Q for the period ended March 31, 2010, which reported a
net loss of over $1 million for the prior three months.

Midwest Banc Holdings, Inc., CIK No. 1051379, is a delinquent Delaware corporation located
in Minneapolis, Minnesota, with a class of securities registered with the Commission pursuant to
Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission,
having not filed any periodic reports since it filed a Form 10-Q for the period ended March 31, 2010,
which reported a net loss of over $107 million for the prior three months.

Northtech Industries, Inc., CIK No. 1482728, is a revoked Nevada corporation located in
Seattle, Washington, with a class of securities registered with the Commission pursuant to Exchange
Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not
filed any periodic reports since it filed a Form 10-Q/A for the period ended June 30, 2010, which
reported a net loss of $347,890 for the prior nine months.

Tactical Air Defense Services, Inc., CIK No. 1077915, is a defaulted Nevada corporation
located in Carson City, Nevada, with a class of securities registered with the Commission pursuant to
Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission,
having not filed any periodic reports since it filed a Form 10-Q for the period ended September 30,
2012, which reported a net loss of $315,524 for the prior nine months.

Tamalpais Bancorp, CIK No. 1099980, is a California corporation located in San Rafael,
California, with a class of securities registered with the Commission pursuant to Exchange Act Section
12(g). The company is delinquent in its periodic filings with the Commission, having not filed any

periodic reports since it filed a Form 10-K for the period ended December 31, 2009, which reported a net loss of over $37 million for the prior twelve months.

United Western Bancorp, Inc., CIK No. 944725, is a Colorado corporation located in Thornton, Colorado, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 8-A registration statement on October 29, 2010. As of June 20, 2014, the company's stock (symbol "UWBKQ") was traded on the over-the-counter markets. On March 2, 2012, the company filed a Chapter 7 petition in the U.S. Bankruptcy Court for the District of Colorado, and the case was still pending as of January 15, 2014.

In addition to their repeated failures to file timely periodic reports, Respondents failed to heed delinquency letters sent to them by the Division of Corporation Finance requesting compliance with their periodic filing obligations or, through their failure to maintain a valid address on file with the Commission as required by Commission rules, did not receive such letters.

CONCLUSIONS OF LAW

Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 thereunder require public corporations to file annual and quarterly reports with the Commission. "Compliance with those requirements is mandatory and may not be subject to conditions from the registrant." America's Sports Voice, Inc., Exchange Act Release No. 55511 (Mar. 22, 2007), 90 SEC Docket 879, 885, recons. denied, Exchange Act Release No. 55867 (June 6, 2007), 90 SEC Docket 2419. Scienter is not required to establish violations of Exchange Act Section 13(a) and Rules 13a-1 and 13a-13. See SEC v. McNulty, 137 F.3d 732, 740-41 (2d Cir. 1998); SEC v. Wills, 472 F. Supp. 1250, 1268 (D.D.C. 1978). There is no genuine issue of material fact that Respondents failed to timely file required periodic reports. As a result, Respondents failed to comply with Exchange Act Section 13(a) and Rules 13a-1 and 13a-13.

SANCTIONS

Under Exchange Act Section 12(j), the Commission is authorized, "as it deems necessary or appropriate for the protection of investors," to revoke the registration of a security or suspend for a period not exceeding twelve months if it finds, after notice and an opportunity for hearing, that the issuer of the security has failed to comply with any provision of the Exchange Act or rules thereunder. In proceedings pursuant to Exchange Act Section 12(j) against issuers that violated Exchange Act Section 13(a) and Rules 13a-1 and 13a-13, the determination "of what sanctions will ensure that investors will be adequately protected . . . turns on the effect on the investing public, including both current and prospective investors, of the issuer's violations, on the one hand, and the Section 12(j) sanctions, on the other hand." Gateway Int'l Holdings, Inc., Exchange Act Release No. 53907 (May 31, 2006), 88 SEC Docket 430, 438-39. The Commission "consider[s], among other things, the seriousness of the issuer's violations, the isolated or recurrent nature of the violations, the degree of culpability involved, the extent of the issuer's efforts to remedy its past violations and ensure future compliance, and the credibility of its assurances, if any, against further violations." Id. at 439.

Respondents' failure to file required periodic reports is serious because it violates a central provision of the Exchange Act. The purpose of periodic reporting is to supply investors with current and accurate financial information about an issuer so that they may make sound investment decisions. Id. at 441. The reporting requirements are the primary tool that Congress fashioned for the protection of investors from negligent, careless, and deliberate misrepresentations in the sale of securities. <u>SEC v. Beisinger Indus. Corp.</u>, 552 F.2d 15, 18 (1st Cir. 1977). Respondents' violations are also recurrent in that they repeatedly failed to file periodic reports. <u>See</u> <u>Nature's Sunshine Prods., Inc.</u>, Exchange Act Release No. 59268 (Jan. 21, 2009), 95 SEC Docket 13488, 13495-96 (respondent failed to file seven required periodic reports due over a two-year period); <u>Impax Labs., Inc.</u>, Exchange Act Release No. 57864 (May 23, 2008), 93 SEC Docket 6241, 6251 (respondent's failure to make eight filings over an eighteen-month period considered recurrent). Respondents are culpable because they failed to heed the delinquency letters sent to them by the Division of Corporation Finance, and they were therefore on notice, even before the OIP was issued, of their obligation to file periodic reports. <u>See</u> <u>China-Biotics, Inc.</u>, Exchange Act Release No. 70800, 2013 WL 5883342, at *10 & n.60 (Nov. 4, 2013) (holding that revocation may be warranted even without proof that a respondent was aware of its reporting obligations). Finally, Respondents have not answered the OIP to address whether they have made any efforts to remedy their past violations and have made no assurances against further violations.

Considering these delinquencies, it is necessary and appropriate for the protection of investors to revoke the registration of each class of Respondents' registered securities.

ORDER

It is ORDERED that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registrations of each class of registered securities of Catalyst Group Holdings Corp., Dynasty Capital, Inc., Las Vegas Gaming, Inc., Midwest Banc Holdings, Inc., Northtech Industries, Inc., Tactical Air Defense Services, Inc., Tamalpais Bancorp, and United Western Bancorp, Inc., are hereby REVOKED.

This Initial Decision shall become effective in accordance with and subject to the provisions of Rule 360. <u>See</u> 17 C.F.R. § 201.360. Pursuant to that Rule, a party may file a petition for review of this Initial Decision within twenty-one days after service of the Initial Decision. A party may also file a motion to correct a manifest error of fact within ten days of the Initial Decision, pursuant to Rule 111. 17 C.F.R. § 201.111. If a motion to correct a manifest error of fact is filed by a party, then that party shall have twenty-one days to file a petition for review from the date of the undersigned's order resolving such motion to correct a manifest error of fact.

This Initial Decision will not become final until the Commission enters an order of finality. The Commission will enter an order of finality unless a party files a petition for review or a motion to correct a manifest error of fact or the Commission determines on its own initiative to review the Initial Decision as to a party. If any of these events occur, the Initial Decision shall not become final as to that party.

Respondents are notified that they may move to set aside the default in this case. Rule 155(b) permits the Commission, at any time, to set aside a default for good cause, in order to prevent injustice and on such conditions as may be appropriate. 17 C.F.R. § 201.155(b). A motion to set aside a default shall be made within a reasonable time, state the reasons for the failure to appear or defend, and specify the nature of the proposed defense in the proceeding. <u>Id.</u>

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Cameron Elliot
Administrative Law Judge